787 Seventh Avenue
New York, N.Y. 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

VIA EDGAR

March 5, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

File Nos. 333-92935 and 811-09729

Post-Effective Amendment No. 716

Ladies and Gentlemen:

On behalf of iShares Trust (the “Trust”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 716 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust:

iShares Human Rights Index Fund (the “Fund”).

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Human Rights Custom Index on MSCI ACWI (the “Underlying Index”). The Underlying Index aims to exclude companies that have economic associations with countries or regimes that are implicated in certain serious human rights violations, including, but not limited to, acts that result in widespread death, torture, rape, slavery, forced labor, and forced displacement of communities. In addition, companies with substantial economic associations with repressive regimes with poor human rights records, such as Sudan, Iran and Burma, are excluded. Further violations may also include, but are not limited to, actions taken by company employees, local military, security personnel, private military, or civilian contractors. The selection universe for the Underlying Index is the MSCI All Country World Index. The Underlying Index is comprised only of equity securities. Companies are then excluded from this list based on MSCI ESG (Environmental, Social and Governance) research data as of the end of January, April, July and October.

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 614 filed pursuant to Rule 485(a)(2) on November 1, 2011.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 614, filed pursuant to Rule 485(a)(2) on November 1, 2011, relating to the iShares MSCI All Country Asia Information Technology Index Fund.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Buying and Selling Shares,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information—Taxes on Distribution,” “Shareholder Information — Taxes When Shares Are Sold,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Investment Adviser,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Investment Advisory, Administrative and Distribution Services — Financial Intermediary Compensation,” “Additional Information Concerning the Company — Termination of the Company or the Fund,” “Additional Information Concerning the Company - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*     *     *     *     *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Andrew Josef, Esq.

Katherine Drury

Michael Gung

Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).